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                              July 28, 2021

       Vincent T. Cubbage
       Chief Executive Officer
       Tortoise Acquisition Corp. II
       5100 W. 115th Place
       Leawood, KS 66211

                                                        Re: Tortoise
Acquisition Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 15, 2021
                                                            File No. 333-256173

       Dear Mr. Cubbage:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

       Amended Form S-4 filed July 15, 2021

       U.S. Federal Income Taxation of U.S. Holders, page 167

   1.                                                   Refer to comment 4. We
note that you provide a    should    opinion with respect to whether
                                                        the Domestication will
qualify as a Reorganization under Section 368 of the Code. Please have counsel revise the
opinion to explain why a    will    opinion cannot be given and
                                                        describe the degree of
uncertainty. In addition, please provide risk factor disclosure setting forth the risks
of uncertain tax treatment to investors and include under the heading
                                                           What are the U.S.
federal income tax consequences of the Domestication?    on page 7 a
                                                        cross-reference to the
added the risk factor.

                                                        You may contact Jeffrey
Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
 Vincent T. Cubbage
Tortoise Acquisition Corp. II
July 28, 2021
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameVincent T. Cubbage
                                                          Division of
Corporation Finance
Comapany NameTortoise Acquisition Corp. II
                                                          Office of Real Estate
& Construction
July 28, 2021 Page 2
cc:       Brenda Lenahan
FirstName LastName